UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the 20th of February, 2008

Commission File Number 000-29336

ATNA RESOURCES LTD.

510 - 510 Burrard Street

Vancouver, B.C. Canada V6C 3A8

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

[X] Form 20-F [ ] Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [ ] No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with

Rule 12g3-2(b):82 ___________________________

SUBMITTED HEREWITH

Exhibits:

99.1 News Release - Gold Intersected at Atna.s Clover Project, Feb 20th 2008

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ATNA RESOURCES LTD.

(Registrant)

Date: February 20, 2008

By: /s/ Kendra Johnston

Kendra Johnston

Title: Investor Relations Manager and Geologist